Exhibit 99.1

4Front Introduces Initial Brightleaf (formerly Cannex) Brands to Massachusetts

The introduction of Marmas and Pebbles branded edibles to the Massachusetts market marks the initial implementation of Cannex's operational capabilities in a new market (outside Washington State)

Adult-use approval at two Massachusetts facilities anticipated imminently

VANCOUVER and PHOENIX, Oct. 21, 2019 /CNW/ - 4Front Ventures Corp. (CSE: FFNT) (OTCQX: FFNTF) ("4Front" or the "Company") announces that, following the closing of its merger with Cannex on July 31, the company has moved quickly to take Cannex's battle-tested operating capabilities, now part of 4Front's production and manufacturing division Brightleaf, and apply them to the Massachusetts market.

"To say I am proud of my team is an understatement," said Leo Gontmakher, 4Front COO. "Taking advantage of our pre-merger planning work, we formally took over 4Front's production and processing operations in August. By late September, we had introduced Marmas and Pebbles, two of our most successful edibles brands, to the Massachusetts' medical cannabis market. Most importantly to me, we successfully replicated the low-cost production methods we developed in Washington.

"In addition, we started the first fully supervised harvest based on our improvements to our Worcester, Mass., facility—the processes and genetics are proving to be robust for yield and the initial quality looks great. There is much more work to do, but to see the team coming together and the tangible operational progress gives me confidence in our capabilities to execute on our plans to bring our efficient production of consistent, quality products to new markets."

"We are executing against a simple strategy: bringing highly efficient and battle-tested operating capabilities to nascent markets," said Josh Rosen, CEO of 4Front. "In this case, Leo and team were able to quickly implement these capabilities in a new market to achieve stellar initial results."

Regarding adult-use approval for its facilities in Massachusetts, Rosen said, "We are appreciatively entering what appear to be the 'final final' stages of obtaining adult-use permission in our Massachusetts facilities in Georgetown and Worcester. If matters proceed as anticipated, we will be selling into the adult-use market in a matter of weeks, not months."

About 4Front Ventures Corp.
4Front is a cannabis company designed for long-term success and built upon battle-tested operating capabilities at scale, experienced and committed leadership, a strategic asset base, and a commitment to being a magnet for talent. From plant genetics to the cannabis retail experience, 4Front's team applies expertise across the value chain. 4Front has invested heavily to assemble a comprehensive collection of management skills and hands-on operating expertise to capitalize on the unique growth opportunity being afforded by the increased legalization of cannabis. For more information, visit 4Front's website.

This news release was prepared by management of 4Front Ventures, which takes full responsibility for its contents. The Canadian Securities Exchange ("CSE") has not reviewed and does not accept responsibility for the adequacy of this news release. Neither the CSE nor its Regulation Services Provider (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

Forward Looking Statements
Statements in this news release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed here and elsewhere in 4Front Ventures' periodic filings with Canadian securities regulators. When used in this news release, words such as "will, could, plan, estimate, expect, intend, may, potential, believe, should," and similar expressions, are forward-looking statements.

Forward-looking statements may include, without limitation, statements related to future developments and the business and operations of 4Front Ventures, developments with respect to legislative developments in the United States and the proposed trading dated of the resulting issuer.

Although 4Front Ventures has attempted to identify important factors that could cause actual results, performance or achievements to differ materially from those contained in the forward-looking statements, there can be other factors that cause results, performance or achievements not to be as anticipated, estimated or intended, including, but not limited to: dependence on obtaining regulatory approvals; investing in target companies or projects which have limited or no operating history and are engaged in activities currently considered illegal under U.S. federal laws; change in laws; limited operating history; reliance on management; requirements for additional financing; competition; hindering market growth and state adoption due to inconsistent public opinion and perception of the medical-use and adult-use marijuana industry and; regulatory or political change.

There can be no assurance that such information will prove to be accurate or that management's expectations or estimates of future developments, circumstances or results will materialize. As a result of these risks and uncertainties, the results or events predicted in these forward-looking statements may differ materially from actual results or events.

Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking statements in this news release are made as of the date of this release. 4Front Ventures disclaims any intention or obligation to update or revise such information, except as required by applicable law, and 4Front Ventures does not assume any liability for disclosure relating to any other company mentioned herein.

View original content to download multimedia:http://www.prnewswire.com/news-releases/4front-introduces-initial-brightleaf-formerly-cannex-brands-to-massachusetts-300941712.html

SOURCE 4Front

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/October2019/21/c0429.html

%CIK: 0001627883

For further information: Investor Contact: Andrew Thut, Chief Investment Officer, IR@4frontventures.com, 602-633-3067; Media Contact: Anne Donohoe / Nick Opich, KCSA Strategic Communications, adonohoe@kcsa.com / nopich@kcsa.com, 212-896-1265 / 212-896-1206

CO: 4Front

CNW 07:45e 21-OCT-19